UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 25)*

                         Boulder Total Return Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    101541100
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                           2344 Spruce Street, Suite A
                                Boulder, CO 80302
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 24, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization         Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         3,293,903
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    3,293,903
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person   3,293,903

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            26.7%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)          OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization         Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,370,515
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,370,515
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,370,515

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   11.11%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)          OO

CUSIP No. 101541100

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Evergreen Atlantic LLC

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      Colorado

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         343,748
                             ---------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    343,748
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    343,748

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)           2.79%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)        OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart West Indies Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         104,627
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    104,627
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    104,627

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)       0.85%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)        OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization          Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         72,976
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    72,976
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person   72,976

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)          0.59%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)     OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   John S. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization          Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         53,080
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    53,080
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    53,080

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    0.43%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)       OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Evergreen Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         25,698
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    25,698
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 25,698

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        0.21%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)
         (B)

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power           0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power         343,748
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power    343,748
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     343,748

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            2.79%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 25 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Boulder Total Return Fund, Inc., a Maryland corporation (the "Company"). Items 1, 2, 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Ernest Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), Badlands Trust Company ("Badlands"), Evergreen Atlantic LLC ("Evergreen Atlantic"), the Stewart West Indies Trust (the "West Indies Trust"), the Susan L. Ciciora Trust (the "Susan Trust"), the John S. Horejsi Trust (the "John Trust"), and the Evergreen Trust (the "Evergreen Trust"), as the direct beneficial owner of Shares, and the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust") and Stewart R. Horejsi, by virtue of the relationships described previously in this Statement, are hereby amended, or amended and restated, as set forth below.

Item 1. Security of Issuer

     No change except for addition of the following:

     The principal executive offices of the Company are located at 2344 Spruce Street, Suite A, Boulder, Colorado 80302.

Item 2. Identity and Background

     No change except for the addition of the following:

     (a) This Statement is filed (i) by the Brown Trust, the Ernest Trust, the West Indies Trust, the Susan Trust, the John Trust and the Evergreen Trust (collectively the "Trusts") and Evergreen Atlantic (ii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi (Mr. Horejsi, the Trusts, Evergreen Atlantic, and Alaska Trust Company are collectively referred to herein as the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The trustees of the Trusts are as follows:

          (1)  For the Brown Trust: Alaska Trust Company ("Alaska Trust"), Susan
               L. Ciciora and Larry L. Dunlap;

          (2) For the Ernest Trust: Alaska Trust, Susan L. Ciciora and Larry L. Dunlap;

          (3)  For the West Indies Trust: Alaska Trust;

          (4)  For the Susan Trust: Alaska Trust;

          (5)  For the John Trust: Alaska Trust;

          (6) For the Stewart Trust: Alaska Trust, Brian Sippy and Laura E. Tatooles; and

          (7) For the Evergreen Trust: Alaska Trust, Larry L. Dunlap and Stephen C. Miller;

(the foregoing trustees are collectively the "Trustees"). The Trustees may be deemed to control the Trusts and may be deemed to possess indirect beneficial ownership of the Shares held by the Trusts. However, none of the Trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Trusts. Accordingly, the Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Trusts. On July 1, 2008, Badlands resigned as trustee of the Trusts and appointed Alaska Trust as the Trusts' replacement trustee. Accordingly, because of the termination of relationships previously described in this statement, neither Badlands nor the Stewart Trust are deemed in control of the Trusts or deemed to possess indirect beneficial ownership of the Shares held by the Trusts.

     (b) The business address of the Trusts and Alaska Trust is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 400, Anchorage, Alaska, 99501. The business address of Evergreen Atlantic, Mr. Horejsi and Ms. Ciciora is 2344 Spruce Street, Suite A, Boulder, Colorado 80302. The business address of Mr. Dunlap is 771 Victoria Heights Terrace, Salina, Kansas 67401. The business address of Dr. Sippy is 7265 Old Grant Creek Road, Missolela, MT 59808 The business address of Ms. Tatooles is 607 Marian Square, Oak Brook, IL 60523.

     (c) Alaska Trust is an Alaska chartered public trust company which is majority owned and controlled by the West Indies Trust.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total proceeds received by the Brown Trust for the sale of 64,000 Shares as reported in Item 5(c) was $604,474.59. Such Shares were sold in the open market and effected by the Trust on the New York Stock Exchange.

     The total proceeds received by the Ernest Trust for the sale of 119,235 Shares as reported in Item 5(c) was $1,081,971.24. Such Shares were sold in the open market and effected by the Trust on the New York Stock Exchange.


Item 4. Purpose of Transaction.

     No change except for the addition of the following:

     The Brown Trust and the Ernest Trust sold the Shares reported in Item 5(c) in order to reduce their equity interest in the Company and to generate cash flow to pay current and future obligations. The Trusts indicated their intention to liquidate Shares and have no present intention of acquiring additional Shares. In furtherance thereof, the Brown Trust and the Ernest Trust filed Form 144's with the Securities and Exchange Commission on November 7, 2008 giving notice of the proposed sale.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

     The  Reporting  Persons  may be  deemed to  control  the  Company.

Item 5. Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Ernest Trust is the direct beneficial owner of 3,293,903 Shares, or approximately 26.70% of the 12,338,660 Shares outstanding as of the Fund's semi-annual report to stockholders as of May 31, 2008 (the "Outstanding Shares").

          The Brown Trust is the direct beneficial owner of 1,370,515 Shares, or approximately 11.11% of the Outstanding Shares.

          Evergreen Atlantic is the direct beneficial owner of 343,748 Shares, or approximately 2.79% of the Outstanding Shares.

          The West Indies Trust is the direct beneficial owner of 104,627 Shares, or approximately 0.85% of the Outstanding Shares.

          The Susan Trust is the direct beneficial owner of 72,976 Shares, or approximately 0.59% of the Outstanding Shares.

          The John Trust is the direct beneficial owner of 53,080 Shares, or approximately 0.43% of the Outstanding Shares.

          The Evergreen Trust is the direct beneficial owner of 25,698 Shares, or approximately 0.21% of the Outstanding Shares.

     By virtue of the relationships previously reported in this Statement, as manager of Evergreen Atlantic Mr. Horejsi may be deemed to share indirect beneficial ownership of the 343,748 Shares directly beneficially held by Evergreen Atlantic, or approximately 2.79% of the Outstanding Shares. Mr. Horejsi, Alaska Trust and West Indies Trust may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons. Mr. Horejsi, Alaska Trust and West Indies Trust disclaim all such beneficial ownership.

     By virtue of the relationships and transactions previously described in this Statement, the Reporting Persons may be deemed to constitute a group. Each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

     (c) The table below sets forth Shares sold by the Brown Trust. Such sales were effected on the open market.


                                                        Approximate Price
           Date                Amount of Shares             Per Share
                                                   (exclusive of commissions)

---------------------------- --------------------- ----------------------------
---------------------------- --------------------- ----------------------------

                 11/13/2008                   200                        $8.83
                 11/13/2008                   800                        $8.55
                 11/13/2008                 1,000                        $8.58
                 11/13/2008                 1,500                        $8.56
                 11/13/2008                 1,000                        $8.60
                 11/13/2008                 4,000                        $8.47
                 11/13/2008                 3,000                        $8.48
                 11/13/2008                 1,000                        $8.75
                 11/13/2008                 1,000                        $8.79
                 11/13/2008                 1,000                        $8.81
                 11/13/2008                 2,000                        $9.19
                 11/13/2008                 2,000                        $9.20
                 11/13/2008                 2,000                        $9.24
                 11/13/2008                 1,200                        $9.45
                 11/13/2008                 3,100                        $9.44
                 11/13/2008                   200                        $9.41
                 11/13/2008                   200                        $9.42
                 11/13/2008                   400                        $9.37
                 11/13/2008                 4,500                        $9.34
                 11/13/2008                   200                        $9.38
                 11/13/2008                   200                        $9.36
                 11/13/2008                 1,000                        $9.94
                 11/13/2008                 1,000                        $9.72
                 11/13/2008                 2,000                        $9.77
                 11/13/2008                 1,000                        $9.70
                 11/13/2008                 1,000                        $9.58
                 11/13/2008                 2,000                        $9.75
                 11/13/2008                 2,000                        $9.80
                 11/13/2008                 8,000                        $9.97
                 11/13/2008                 2,000                       $10.00
                 11/13/2008                 4,440                       $10.01
                 11/13/2008                   560                       $10.02
                 11/13/2008                 2,000                       $10.04
                 11/14/2008                 2,000                        $9.85
                 11/14/2008                 4,500                        $9.80

     The table below sets forth Shares sold by the Ernest Trust. Such sales were effected on the open market.


                                                     Approximate Price
                                                         Per Share
        Date         Amount of Shares        (exclusive of commissions)
------------------ ------------------- --------------------------------
------------------ ------------------- --------------------------------
       11/14/2008                 250                            $9.85
       11/14/2008               9,149                            $9.80
       11/14/2008                 100                            $9.87
       11/14/2008               3,231                            $9.76
       11/14/2008              12,750                            $9.75
       11/14/2008               1,000                            $9.84
       11/14/2008               3,500                            $9.78
       11/14/2008               1,400                            $9.77
       11/14/2008               3,500                            $9.70
       11/14/2008               3,680                            $9.71
       11/14/2008               1,050                            $9.68
       11/14/2008               1,600                            $9.67
       11/14/2008               3,000                            $9.65
       11/14/2008                 700                            $9.74
       11/14/2008               5,000                            $9.73
       11/19/2008               1,000                            $8.54
       11/19/2008               1,000                            $8.48
       11/19/2008               1,000                            $8.45
       11/19/2008                 625                            $8.46
       11/24/2008               2,900                            $8.45
       11/24/2008                 400                            $8.44
       11/24/2008               3,000                            $8.41
       11/24/2008                 200                            $8.29
       11/24/2008               1,000                            $8.22
       11/24/2008                 800                            $8.21
       11/25/2008              14,900                            $8.28
       11/25/2008               6,400                            $8.29
       11/25/2008               1,000                            $8.25
       11/25/2008                 200                            $8.23
       11/26/2008               2,300                            $8.50
       11/26/2008                 300                            $8.46
       11/26/2008               2,300                            $8.43
       11/26/2008                 100                            $8.63
       11/26/2008               2,000                            $8.62
       11/26/2008               5,000                            $8.66
       11/28/2008               1,000                            $8.95
       11/28/2008               3,000                            $8.92
       11/28/2008               4,000                            $9.00
       11/28/2008               1,100                            $9.01
       11/28/2008               1,900                            $8.99
       11/28/2008               3,200                            $9.13
       11/28/2008               1,000                            $9.18
       11/28/2008                 100                            $9.16
       11/28/2008                 600                            $9.10
       11/28/2008               2,500                            $9.08
       11/28/2008               2,000                            $9.06
       11/28/2008                 500                            $9.05
       11/28/2008               2,000                            $8.98

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2008


                                   /s/ Stewart R. Horejsi
                                   --------------------------------------------
                                   Stewart R. Horejsi individually and as
                                   manager of Evergreen Atlantic LLC



                                 /s/ Douglas J. Blattmachr
                                 ----------------------------------------------
                                 Douglas J. Blattmachr as President of Alaska
                                 Trust Company, trustee of the Trusts